Filed by The Alkaline Water Company Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: AQUAhydrate, Inc.
Commission File No.: 001-38754

Explanatory Note: The following is a transcript of a conference call recorded November 13, 2019 discussing the operating results of The Alkaline Water Company Inc. ("Alkaline" or the "Company") for the quarter ended September 30, 2019.

The Alkaline Water Company

Fiscal 2020 Third Quarter Financial Results Call

November 13, 2019

Presenters

Sajid Daudi, Director of Investor Relations

Ricky Wright, President, Chief Executive Officer, Chief Operating Officer and Director

Ron DeVella, Executive Vice President of Finance

Q&A Participants

Neal Gilmer - Haywood Securities

Raveel Afzaal - Canaccord Genuity

Kevin Dede - H.C. Wainwright

Operator

Greetings. And welcome to The Alkaline Water Company's Fiscal 2020 Second Quarter Financial Results Conference Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press "*" then "0" on your telephone keypad.

As a reminder, this conference is being recorded. It is now my pleasure to introduce your host Sajid Daudi, Director of Investor Relations. Thank you. Sir, you may begin.

Sajid Daudi

Good morning, everyone, and thank you for joining us for The Alkaline Water Company's second quarter fiscal 2020 earnings conference call. During the call, you will hear from Ricky Wright, our President and CEO and Ron DeVella, our Executive Vice President of Finance.

During the call, we will be making forward-looking statements within the meaning of Safe Harbor provisions of the U.S. securities laws and we may make additional forward looking statements during the question-and-answer session.

Forward looking statements involve risk and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward looking statements and actual results may differ materially from those expressed or implied in such statements. For additional information about factors that may cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements, please consult the company's Form 10-Q, which was filed yesterday and its other reports filed with the Securities and Exchange Commission on EDGAR and with Canadian Security Regulators on CEDAR.

In addition, such forward-looking statements and any projections as to the company's future performance represents management's estimates as of today November 13, 2019. The company does not undertake to update any forward-looking statements or projections except as required by applicable laws including the security laws of the United States and Canada. Actual results could differ materially from those contemplated by any forward-looking statements as the results of certain factors including but not limited to general economic and business conditions, competitive factors, changing-- changes in business strategy or development plans, ability to attract or retain qualified professionals, as well as changes in legal and regulatory requirements.

The company issued a press release announcing its financial results and filed 10-Q with the SEC, so participants on this call who may not have already done so, may wish to look at those documents as the company will provide a summary of the results discussed on today's call. I will now turn the call over to our CEO, Ricky Wright, who will give an overview of the company's second quarter fiscal 2020 financial results. Ricky will then turn the call over to Ron DeVella, our Executive Vice President of Finance. Ron will then provide an overview of the company's second quarter operating results and the business outlook for fiscal 2020.

Ricky will follow Ron again, providing closing remarks. We will then open the call for Q&A after management's update. And now, I would like to turn the call over to Ricky.

Ricky Wright

Thank you, Sajid. Hello, everyone, and welcome to The Alkaline Water Company's second quarter fiscal 2020 conference call. We delivered another quarter of impressive growth as revenues increased 21% year-over-year to a record $10.4 million during our second fiscal quarter.

In fact, I'm happy to report that our flagship brand, Alkaline88, has had solid growth of approximately 47% across all U.S. channels combined in the value-added water according to the Nielsen's scans over the last 52-week period ending October 5, 2019. We are now the 10th bestselling brand in the country and the third fastest growing functional water among the Top 20 brands. Nielsen defines all U.S. channels as grocery stores, mass retailers, and convenience stores.

Alkaline88 remains the number one selling bulk alkaline brand water in the country. According to a recent independent survey, Alkaline88 brand has some of the highest consumer loyalty of any brand in the U.S., exceeding every alkaline brand in the country. According to the same survey, The Alkaline Water Company has the second largest loyalty of all bottled waters. The category continues to attract consumers and competition and we are considered by many of our retailers as a premium brand in the category. We're very proud of our brand integrity and this earned trust is allowing us to execute against our long-term strategy of brand extension and Omni channel presence.

Our fiscal 2020 business plan established specific strategic objectives, which have been successfully executed against during the first six months. Continued execution of the plan will allow us to continue to deliver top line growth in-line with the past five years. As a quick summary, some of our leading initiatives are to expand into convenience stores, grow our Northeast retail presence, extend our brand at the flavored water, establish and grow our brand into new classes of trade, and further develop our CBD product portfolio.

Our talented team of professionals have done tremendous job in making major strides in each of these areas. I'd like to spend some time expanding on each of these in hopes of giving you a clear vision of our short-term and long-term goals and objectives. Let me start with the progress we have made in our convenience store strategy.

A key component of expanding our national footprint is penetrating the convenience store channel, which represents approximately 155,000 stores nationwide. Our campaign to gain a share starting in February of this past year and is led by E.A. Berg Associates in their Van program, and a major national account broker Crossmark. These brokers give us a near complete coverage of convenient stores across the U.S. This includes small regional C-store chains to the largest franchises, though an active rep Van program calling on 13,000 independent community stores every 60 days, we have added approximately 5,000 convenience stores in California and Texas.

In addition, we have added two major distributors, which have given us potential to reach over 60% of the convenience stores across the U.S. Also, recently, we attended the National Association of Convenience Stores conference with our broker Crossmark where we had the opportunity to meet with senior executives of a number of large regional and national chains that should help to propel our growth in this area.

At this conference, we met with over 200 potential C-store customers ranging from 20 stores in size to the largest C-store chain in the U.S. Our reps had focused on our flagship brand Alkaline88 and flavor-infused A88. Eventually, we believe this channel will be an early adopter of our A88 CBD-infused product lines once we have cleared FDA guidance for the ingestibles.

In addition, our efforts to expand our product portfolio into the Northeast region in the U.S. continue to grow. We have established a beachhead with some high-profile retail outlets like Walmart, CVS, ShopRite, Shaw's, which provides us a great base to grow from. In addition, through our targeted sales and marketing approach and organic initiatives, we are seeing increased interest from trade partners in the region. The recent introduction of our flavor-infused line and expanded SKUs are serving as a catalyst to win new business and create a stronger dialogue with existing retailers across all trades.

With a healthy sales pipeline and a robust product portfolio, we expect to potentially add an additional seven to 10,000 stores by the end of the fiscal year in the East and Northeast, which will include expansion into new classes of trade. Adding flavor-infused to our product mix is also creating new and exciting opportunities among our buyers at the over 60,000 stores in the U.S. that carry our flagship brand, Alkaline88. We began shipping our line of flavors in June of this year and we have received a very strong response from our customers and trade partners.

Almost daily now, members of our brokers and internal sales force present our flavors to one or more of our current customers. Over half of them have verbally agreed to add our flavor-infused line in the next 12 months. As you may know, most retailers go through a planning grant process through the fall and spring quarters. Given their strong interest, we expect to begin appearing on more and more shelves of major retailers between now and the end of our fiscal year.

Following strong preorders at the 2019 KeHE Holiday Show, where we received rave reviews about our taste profile and packaging. We are continuing to see momentum build around this product category with larger and, most importantly, repeat orders. At the beginning of our fiscal third quarter, Kroger, one of the nation's largest retailers expanded our existing relationship and introduced our flavor-infused lines into 55 high volume stores across the greater Houston area. Also, we recently received another firm commitment from a large retail supermarket that operates 350 stores across Texas.

As demand for our flavored-infused water continues to build, we have ample production capabilities to support up to $40-million-dollars of wholesale sales by the end of this fiscal year. In addition, we will be introducing two new flavors, peach-mango and lemon-lime to our flavored-infused product line this month.

From a profitability and cash flow perspective, our margins are aligned with our flagship product, Alkaline88, but the dollar margins are significantly higher and we should begin to see an impact on this in the first six months of fiscal 2021. To keep up with consumer demand and industry trends, we have announced a new canned product line for our Alkaline88 water, our all natural flavored waters, and our all natural CBD-infused waters. According to Grand View Research, consumer's demand for canned beverages continued to grow and is estimated to reach approximately $60 billion by 2024. We believe our project extension will complement our C-store strategy, providing consumers with additional choices and emulate sustainability trends around plastic pollution.

The Alkaline88 brand has focused on corporate social responsibility with all our bottles currently made with BPA-free, PET Number 1 recyclable plastic. To further our efforts to help combat plastic waste, we'll be joining a national nonprofit organization that improves access to convenient recycling and provide educational programs for consumers with the goal of transforming the U.S. cycling system for good.

We have carefully built our brand on trust and integrity, which is a key tenant of our growth and future success. I am very proud of what our team has accomplished in a relatively short period. I look forward to seeing our efforts to play out with the growth of our national footprint and thriving base of loyal customers, which serve as a major competitive advantage in a crowded field of niche players.

Shifting gears a bit, I want to talk about our CBD-infused product portfolio, which is now includes a comprehensive line of ingestibles and topicals. It is still very early days of the CBD industry, however, consumer demand and awareness regarding CBD-infused products continues to grow at a very rapid pace. Many industry pundits are projecting the total CBD market to be greater than $20 billion by 2024. While most major retailers are on the sideline awaiting FDA guidance regarding ingestibles, we've seen a recent increase in the adoption of topical products by some of the national retailers as demand continues to soar.

Recently, retailers like CVS, Walgreens, Rite Aid, Sprouts, Winn-Dixie, Kroger, GMC, Ulta, and various others have introduced topical products in select stores and are looking to expand nationally. With some of these retailers as exciting clients, we believe this presents a significant opportunity for Alkaline88 as a safe and trusted brand with a national footprint. We expect to enjoy first mover advantage in this large hyper-growth industry.

With consumer demand for CBD-infused products continuing to explode, we believe our recent launch of a comprehensive top of the line is well timed in our national expansion of Alkaline88 brand. Our team has been working for over a year on formulation on all-natural CBD products. By partnering with some of the leading supply chain manufacturing firms, we have leveraged their products and industry knowledge to develop products faster and plan to utilize their cutting edge manufacturing capabilities to achieve economics-- economies of scale as demand increases.

Our supply chain partner, Centuria, has been producing safe and highest quality CBD water-soluble and powder ingredients since 2014. And prior to the industry changing Farm Bill, they were the only legal CBD producer in the U.S., having approvals from the Department of Homeland Security as well as Customs and Border Protection. Our topical CBD manufacturing partner is one of the foremost developers of high-performance natural beauty personal care products in the U.S. They're known for their world-class technology and authentic natural ingredients. This partner has been behind the scenes of some of the world's most successful natural and organic brands ranging from food, drug and mass, to ultra-premium.

Selecting some of the leading established partners is very critical in maintaining our brand trust and integrity. Consumers view Alkaline88 as a safe and trusted brand with the highest-quality of all-natural ingredients and we are excited to have partnered with some of the top players in the industry that share that same philosophy.

Recently we had the opportunity show our CBD topical products at the ERCM CBD Expo where we met with some of our key customers like ShopRite, Albertson, CVS, Giant Eagle, KeHe and others and their interest level in our CBD in-fused and topical products was very strong. Similar to our all natural flavored water, we continue to have active dialogues with our trade partners who remain very interested in our CBD-infused ingestible products, which include CBD-infused water, energy shots, tinctures, powders, and capsules.

Our sales team has showcased our CBD-infused ingestible line to thousands of customers and almost all have indicated they have plans on placing the orders when CBD-infused ingestibles are legally permitted to be sold. In addition, within the expanded product offering, we're also developing a comprehensive e-commerce portal for our CBD products that will serve as a one-stop shop for online buyers.

I want to emphasize that the company intends to comply in full with all federal, state, and local laws, rules, and regulations as the company develops its CBD-infused products. The company will not pursue the commercial production or sale of CBD-infused tangible products until legally permitted. The company is closely watching and responding to all regulatory developments within the FDA and each individual U.S. state and plans to launch CBD-infused products accordingly.

Another development that I am excited about is our pending acquisition of the ultra-premium alkaline water brand AQUAhydrate. I am happy to report that the acquisition is progressing, our teams are working diligently to identify revenue and cost synergies and this unparalleled transaction provides us a compelling opportunity to position the combined company as a leader in the multi-billion dollar segments, which include premium water, functional and wellness, and the CBD markets.

I would like to remind our listeners that it is a highly strategic acquisition that can potentially accelerate our existing strategy and strategic actions as highlighted earlier on this call and create new areas of growth for the combined companies. Let me highlight a few. AQUAhydrate's brand is considered an ultra-premium brand that will help us reach a new customer demographic of affluent, performance lifestyle-oriented consumers, versus our current profile of family hydrations solutions.

Given our brand and their brand cachet, we expect to develop innovative and premium products for them, which include a premium extension of our topical brands, of all our natural flavors, and CBD-infused water, along with other CBD-infused products that fit the active performance-based lifestyle. In addition, our branding and marketing efforts will be boosted given their A-list of celebrity investors and influencers who have committed to promoting our products of the combined companies.

Also, given their extensive DSD network and East coast presence, we expect to accelerate our convenience store strategy and almost immediately improve our national footprint. Finally, the two organizations share a similar management philosophy-- philosophy, excuse me, and operating structure. Both organizations share a flat structure, are sales centric, carry an entrepreneurial spirit with a focus on driving growth and profitability.

We're looking forward to creating an industry powerhouse that can efficiently capitalize on strong markets, the dynamics of value-added functional waters, and the nascent and rapid growth of the CBD industry. With a host of strategic actions that include new products, SKU expansions and brand extensions, we're evolving as a specialty-- from a specialty water beverage company to consumer packaged goods company with products in high demand.

As such, our efforts towards marketing and branding remain a major point of focus for us. Our media strategy is to invest in both the traditional and digital marketing channels while leveraging our brand ambassadors to create a unique fulfilling consumer experience. We believe this will increase awareness in our brand and continue to build loyalty among our targeted consumers. We're finishing up our rebranding efforts and have begun to test digitally our core brand marketing in a number of different markets.

We expect a full launch by the end of our fiscal year. We're excited about the organic and inorganic possibilities ahead of us and believe that we are well positioned to drive long-term shareholder value creation. I strongly believe that our strategic actions will create strong growth for the balance of our fiscal 2020 and beyond. With that, I would like to turn the call over to Ron DeVella, our EVP of Finance, who will take you through the second quarter 2020 financials and our full year guidance. Ron?

Ron DeVella

Thank you, Ricky. Before I begin, I would like to encourage interested listeners to review our 10-Q that we have filed with the SEC for a more detailed explanation on some of the quarterly results I will be highlighting.

As Ricky pointed out, we reported a record quarter in the second quarter of fiscal year 2020. Revenue from sales of our products for the three months ended September 30, 2019 were $10.4 million, as compared to $8.6 million for the three months ended September 30, 2018. This represents an increase of approximately 21% generated by our sales of our alkaline water and our flavored-infused water. This double digit increase in sales is due to the expanded distribution of our products to existing retailers and the addition of new retailers throughout the country.

For the three months ended September 30, 2019, we had cost of goods sold or COGS, which is comprised of production costs, shipping and handling costs of $5.6 million, as compared to cost of goods sold of approximately $5 million in the prior year quarter. As a percentage of revenue, this represents 57%, which was unchanged from the prior year period. Total operating expenses for the three months ended September 30, 2019 were approximately $7.3 million, compared to approximately $4.5 million in the prior year quarter.

The increase in total operating expenses was primarily due to higher sales and marketing expenses related to the increase in sales and higher general and administrative expenses. Specifically, for the three months ended September 30, 2019, sales and marketing expenses were approximately $4.7 million, compared to approximately $3.1 million in the prior year quarter. The increase in sales and marketing expenses were a result of higher freight and sales promotional expenses due to the increase in sales.

During the same period, general and administrative expenses were approximately $2.2 million, compared to approximately $1.2 million in the prior year quarter. G&A expense of approximately $2.2 million consisted primarily of approximately $1.3 million of professional fees, media fees, and legal fees, non-cash stock compensation expense in the amount of $170,105, and wage-- and wage related expenses of $446,301. Cash used by operations during the quarter including changes in our working capital totaled approximately $7.3 million, as compared to approximately $3 million in the prior quarter of fiscal 2019, primarily due to an increase in our net loss as described above and changes in working capital.

Importantly, our cash position as of September 30, 2019 was approximately $6.9 million. We expect this will be more than sufficient to support our operations through September of 2020. Specifically, we believe that between the cash on hand as of September 30, 2019 and our credit line, we will have enough cash through at least September 30, 2020.

Next, I'll quickly cover guidance for remainder of our fiscal year 2020 before turning it back to Ricky. Our full year revenue guidance for our fiscal year 2020 remains unchanged and we expect to deliver revenue of approximately $46-$50 million with estimated gross margin of approximately $18-$20 million. This represents growth of approximately 43% to 50% for the full year, which is in-line with growth that we have delivered over our prior six years. In addition, we expect our flavored-infused water to contribute about $3-$4 million toward our fiscal 2020 revenue goals. And with that, I'll turn it back to Ricky.

Ricky Wright

Thanks, Ron. Once again, I would like to thank you for participating in our call today. In conclusion, I would like to say that I'm very proud of our team and the many milestones we have been able to achieve in a relatively short-time. I look forward to the near-term completion of our merger with AQUAhydrate.

In our fiscal 2021, I fully expect that The Alkaline Water Company, through the talents and hard work of the combined group, will become one of the prominent leaders in the enhanced beverage category dominating both the premium and ultra-premium space. Our vision is to build brands that have superior taste profiles and meet the health and wellness profiles that demanding consumers of all ages and demographics have come to expect from both brands.

I also know that once FDA has given full guidance and clearance for CBD-ingestible products, our retail partners and customer base will have almost immediate access to our suite of superior cannabinoid based offerings at both brick and mortar and e-commerce. We will become a thought leader and a product development leader in this space.

Based on the numerous shows and scores that we we've had with clients over the past few months, I am humbled by the continued strong demand for our products and the trust they have in us to develop superior all natural consumer products. All of our new brand extensions will have a higher dollar margin than the flagship brand, allowing us to drive towards profitability in 2021. As we continue to execute against our business plan, I see tremendous opportunities ahead for our flagship brand and product extensions. With all the great product launches and the continued success of our flagship brands, we are super excited about the bounds of our fiscal 2020 and beyond.

I would also like to thank our shareholders and board for their continued support. Also, we have numerous retail outlets where our flagship and our product is currently available, so please go taste our products as we'd love to hear your comments directly or through our various social media channels. Thanks again and have a great day.

Question-and-Answer Session

Operator

Ladies and gentlemen, at this time we will be conducting the question and answer session. If you would like to ask a question, please press "*" then "1" on your telephone keypad. The confirmation tone will indicate that your line is in the question queue. You may press "*" then "2" if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. One moment while we pull for questions. Thank you. Our first question comes from Neal Gilmer with Haywood Securities. Please proceed with your question.

Neal Gilmer

Yes, thanks very much, and good morning, guys. Maybe wanting to start on the AQUAhydrate in terms of the guidance sort of blend of two of them, on AQUAhydrate, do you have visibility on to whether it can be closing in this-- you know, current quarter? And then confirmation on the guidance of the $46 million to $50 million doesn't include AQUAhydrate, I believe. When you announced the acquisition back in September, you provided some pro forma numbers, but, I guess realistically we'll see a little bit of contribution in into your Q4, is that correct?

Ricky Wright

Neal, good morning, it's Ricky. How are you?

Neal Gilmer

Good, thanks.

Ricky Wright

Glad that you can make the call. So, first of all, we filed our S-4 last Friday. We do expect as early as next Monday to hear from the SEC. We need clearance from the SEC on the S-4 before we can officially hold our shareholder meeting. So, the clock will start running from the date they give us clearance, so it's anywhere from as early as next Monday. So, that means it would get closed in this quarter. If not-- if they push it out a month or 15 days, then it will obviously move to first quarter or fourth quarter, but our fourth quarter, but the first calendar quarter of next year.

And you are correct in our guidance of $46 million to $50 million does not include anything from AQUAhydrate. And so, we will see when the close date comes, but at this point, it will be very close to the end of December before the close would occur or early first quarter next year calendar quarter, our fourth quarter.

Neal Gilmer

Okay. That's helpful. Thank you very much. And my second question would just be on the CBD side of things. So, I took from your prepared comments there that-- you know, I think you said that once you get the green light from the FDA that they'll be available immediately. So, I assume that you're building inventory such that you're going to be able to hit the market as soon as those regulations are clear. And secondly, on sort of the whole CBD line, do you have any sort of visibility into sort of the margin profile that you're expecting? Is it sort of consistent with what you got on the water side, higher or lower, any color you can provide there? Thank you.

Ricky Wright

Yes, thanks again, great question, Neal. Two different aspects of that, you are correct that the products are being-- beginning to be in full-scale production. We will have a complete full-scale production of our topicals by the end of January, probably the first two weeks in January. The rest of the stuff we already know we're in planogram with some of the major retailers in the country. They're waiting for the same FDA guidance that we are, so as soon as they get the clearance from the FDA, they will begin to order some of our product and we will be able to supply it. So, that's the answers there.

In terms of the margins on the topicals and some of the ingestibles, we will have slightly higher margins. More importantly, I think it's not a matter of margin play as much it is a matter of the cash margin. So, as I've explained in the past, even though the margins might be 40%, we're going to make $0.50 a product versus $0.25 on the bottle of water. So, we double and sometimes quadruple the actual cash margin even though our gross margin stays at 40% to 50%.

Neal Gilmer

Yes. Fair enough. Okay. Thanks very much, Ricky. Appreciate it.

Ricky Wright

All right, thank you.

Operator

Thank you. Our next question comes from Raveel Afzaal with Canaccord Genuity. Please proceed with your question.

Raveel Afzaal

Good morning, guys. Thank you for hosting the call. Can you just touch upon the operational expenses? The professional fees declined in this quarter, is this a more normalized run rate that we should assume excluding the impact of the AQUAhydrate acquisition in terms of professional fees?

Ricky Wright

I'm going to let Ron answer this question.

Ron DeVella

Hey, Raveel. Good to hear from you, thanks for calling.

Raveel Afzaal

Thank you.

Ron DeVella

Our fees-- yes, we are working on dialing back on those types of investments. But if you look at the balance sheet, we have about $2 million of prepaid expenses relating to that which will flow through in the third or fourth quarter depending on when we launch those programs, but we expect that spending to be decreasing going forward.

Raveel Afzaal

Got it. And then when you think about the pro-forma company after AQUAhydrate acquisition, how do you see your G&A trending both at acquisition? I'm thinking more about your capital intensity, how that changes.

Ron DeVella

Yeah, we're working on that now for the full integration with them. So, we're looking at all that and we'll have a better feel for that in the very near future. But they are a flat organization like we are, so there shouldn't be a too much in terms of G&A changes, but we're going work on that going forward.

Ricky Wright

Yes. One of the things that I mentioned in the prepared statement is the fact that we are both very flat in our organization and we are working diligently to establish the synergies. The good news about being flat is they have some holes that they can fill for us, and we have some holes that we can fill for them. So, we will maintain a sales-centric view for both companies, which I think is most important for the health and welfare of this company.

We do anticipate being able to take out a certain percentage of the SG&A as an overall company as a result of some of the-- some of the economies of scales that we will be able to achieve having both companies approach vendors and some of our supply chains, particularly at logistics costs. So, we do see some of that coming down at least on their side and combined basis, we're hoping to pick up 2% or 3%.

Raveel Afzaal

Thank you so much. And you may have touched on this already, but can you just speak a little bit about the gross margin improvement in this quarter? Like, was that driven by just the expanded co-packer-- co-packing network that you have or what drove that increase and whether this is sustainable at 43%?

Ricky Wright

Yes. So, the good news there is that a lot of it has to do with resin pricing more than anything else. Resin pricing came down, we took a big step. We used to bring in our preforms over from Europe, we managed our volume to convince our resin supplier to bring a location into the U.S. So, they located into the U.S. and so now we're shipping resident versus air and I think that took off about $0.03 or $0.04 on our overall resident cost. And so, that drove right into our margins. So yes, we anticipate that, but obviously, it's a commodity, so we're kind of at the whim of what the economy does relative to resin.

Raveel Afzaal

Perfect. That's all for me. Thank you, guys.

Operator

Thank you. As a reminder, ladies and gentlemen, if you would like to queue a question at this time, please press "*" then "1" on your telephone keypad. Our next question comes from the line of Kevin Dede with H.C. Wainwright. Please proceed with your question.

Kevin Dede

Good morning guys, thanks for taking my call.

Ricky Wright

Good morning, Kevin. Its pleasure to have you on the call.

Ron DeVella

Is it just me, Ricky, or is there a weird reverberation?

Ricky Wright

I can pick up the phone, if you want me to. (INAUDIBLE). I'm running a little bit cold today, so that could just be as simple as that. Let me pick it up, okay? Thanks. Go ahead, Kev. Is that better?

Kevin Dede

Yes, yes, much better. Can you give me a rundown on the doors, say the end of June versus the end of September? Given all the work you've done on the convenience store side and then rehash doors, I know you spoke to this a little bit on the AQUAhydrate deal, but just rehash doors. And specifically to your-- you know, to the answer that you just offered Neal, I think, on holes that you think they can fill for you and you can fill for them. So, that's sort of three questions wrapped into one if you don't mind for now.

Ricky Wright

Okay. And this is all about, I'm assuming when you say doors, you're means store count?

Kevin Dede

Yes, exactly. Thanks, Ricky.

Ricky Wright

So-- you know, from a growth standpoint, most of this year's growth has been organic. We have continued to grow in the current change that we're in. I believe our stats will show that we're the-- our product moves the second best of any water products in the market off the shelves and so, a lot of our growth is organic with respect to our current stores.

We've added about 5,000, so as we've grown our stores-- store count, we have added about 5,000 in the convenience sector. And then one of the other things I alluded to in my prepared remarks, Kevin, is that our big objectives this year were obviously to extend into other classes of trade beyond conveniences and to extend into the Northeast. And this is the season in which the planograms begin to get set by our retailers.

We've had most of our calls with the category buyers of the major retailers in the U.S. and we will begin to see the fruits of that labor sometime between now and the end of the calendar year. And we believe that we will see success in the range of 7,000 to 10,000 stores for sure, which we said in the prepared remarks, but it could greatly exceed that. So, we feel very good about setting up for next year's fiscal year in terms of having a lot more doors to sell into with our flagship product and our flavor-infused.

From an AQUAhydrate standpoint, they're obviously much stronger than we are in the Northeast, particularly with their two major DSD distributors. And we see the ability to actually piggyback off of that. We have met with both distributors in the Northeast as Alkaline88 relative to the merger and so we feel very good that that expansion will occur as well.

So, I think by next year at this time, we'll be in excess of probably 80,000 doors across the country.

Kevin Dede

Okay. Do you have a number for the end of September off-hand or no?

Ricky Wright

I think we announced 60,000.

Kevin Dede

Okay. All right. So how did the-- I mean, I know there was some big hope on that ECRM show. I'm just wondering, I think that was just like last week, could you give us some insight on what you saw there and maybe some better color with regard to the-- the major customers you already have?

Ricky Wright

Yes. That's actually where one of my earlier comments came from. The ECRM show was, to quote my sales guy, was a 1,000% better than he thought it could be. We did not have one customer come in-- potential client come in that he considered anything but an A-lister, which a lot of these shows, they sign up to come see you. You don't get to choose who comes in and visits. I think we had a total of 32 to 36. I don't have the final count. I'll get that report later this week.

But the overall exception-- reception was outstanding both with respect to our ingestibles as well as our topical. And we will begin that marketing effort. That's where we discovered that we're in some of the major retailers planograms already. And as soon as the product becomes available vis-à-vis the FDA, we will almost immediately begin shipping. And as they fill out their sets, we believe that we'll be in a lot of major retailers across the country.

Kevin Dede

Okay. As you look into your crystal ball, Ricky, and I know you've been asked this a gazillion times, but can you maybe shed a little more light on how you see the FDA process progressing and-- you know, what you think is a reasonable timeframe to assume they'll sign off on everything at this point?

Ricky Wright

Yes, sure, Kevin. Of course, we monitor that daily. With today's call, I actually haven't done my morning reading yet, but as late as yesterday, we've got two different viewpoints. Again, one by the current spokesman for the FDA, another one by the former commissioner. Both seem to be moving in the same direction in that they need to give guidance and they need to give it soon. Whether that means limited amount, i.e. they limit the dosage, or whether or not they put some additional restrictions on terms of efficacy and block chain, etc., so that they know that it's a good product at the end.

But they're definitely moving in that direction very rapidly. The guy from the FDA, not the former commissioner, unfortunately, his name skips me right now. He said that they are moving as rapidly as possible and to quote, we will be getting guidance very soon. So, whatever very soon means, I believe that we should have something certainly by the first quarter of next year.

Kevin Dede

Okay. And when you said former commissioner, you mean Gottlieb, specifically?

Ricky Wright

Yes, I do. Gottlieb-- Gottlieb, specifically.

Kevin Dede

Okay.

Ricky Wright

He came out and just basically recommended that they move forward with immediate release of some interim guidelines or talking about food quality, et cetera, and making sure that it was a limited amount of CBD. So, a very low dose of CBD in the ingestible. So, we'll see what they choose, but they're definitely working on a daily basis. And we definitely get some kind of guidance on a weekly basis directly from the FDA.

Kevin Dede

Okay. Can we take a step back and sort of look at your introduction trajectory? I mean you're changing the face of the company within a couple of months here, Ricky. So, kudos to you on that. But it's really difficult for us to see, at least for me on the outs, well, granted my-- I have tunnel vision sometimes, so I apologize for that. But if you wouldn't mind taking us through your introduction timeline as you see it. We've got-- we've got CBD-infused topical, we've got cans and flavored. So, would you mind just taking us through that trajectory as you can best do that given what you're thinking is going to happen?

Ricky Wright

Yes, sure. So, that actually is a great question, Kevin, and I appreciate being able to give some additional insight to how we see these rollouts in various areas of our company occurring. The first, obviously, and the closest to the door and the one we were already in the marketplace is the flavored-infused water. We have, as we stated in the opening remarks, extended that to two additional flavors.

We've just added the peach mango and a lemon-lime. So, now we'll have six flavors into the marketplace. We have assured ourselves capacity. So, we will have-- just to give kind of a little bit of, I don't want to use the words flavor, because I'm talking about flavor. But to give a little bit of flavor to where we are, we'll have about $2 million worth of production and that's a wholesale dollar, not a retail dollar, completed by the end of December.

And so, then it's just a question of how much of that has already moved out and how much of that we move out in the-- in the first couple of months of next year. And really by the end of our fiscal year at the end of March, we will have production of approximately $5 or $6 million worth of wholesale product. So, we are really, really going to push hard on the flavored-infused. As I said in my prepared remarks, there appears to be an incredible amount of acceptance for that product amongst our current retailers. We are on a hit ratio of someplace over 50%.

And so, you can just do that math as we've discussed the numbers earlier in terms of the number of doors we anticipate getting into this coming year. And it's just a question of how quickly we get into each one of those. So, everybody has a little different timeframe so that will be the first thing. We still anticipate $3 or $4 million in that first quarter in terms of overall impact. I think Ron made that statement in his prepared remarks.

And then it's just a question of how quickly that ramps up. The goal was to get up to $40 million worth of wholesale production done by and be ready for next year. That was-- that is way higher than I think we'll get, but if we get the grand slam, I want to be prepared and we want to be prepared as a company to be able to hit that kind of number. The exciting thing about that for us, obviously, is that it's not so much a big margin play in terms of gross margin, but certainly is a cash dollar margin. And it's almost double of our current margins in terms of cash dollars. So, it's a very exciting time for the company with respect to that.

In terms of the CBD side, there's always been a question of why we ended up going with a topical, besides the fact that we can piggyback off some of the brightest and best in the industry. In terms of our providers, it really has to do with the opportunity to create a true e-commerce strategy as well. If you look at what's going on in the CBD market, you'll see that probably 95% or 98% of everything being bought today is on the Internet. We believe that brick and mortar will have a big presence force there. But if we didn't develop a topical brand as well as the ingestible suite, then on the e-commerce side, we would simply have had to turn people or people would have had to go to a different sites to find the topicals.

So, we're launching a full-scale suite of CBD products because of two things. One, we have the capabilities and intellectual capabilities and we have the partners that allow us to do that. But number two, from-- just from a pure business standpoint, we do plan to develop an aggressive and a robust e-commerce strategy along-- around the CBD products and it just didn't make any sense for us not to have a person come to our site and stay to our site. And as we began to develop our CBD products, once the AQUAhydrate deal is closed for our A-list celebrities, obviously, we want them to be able to drive people to a place where they can get a full suite of products that they are demanding.

So, CBD, we see that rolling out ingestibles as early as-- really as early as January this year, we should be in some stores-- excuse me, with topicals, not ingestibles. With topicals, and then as soon as the FDA gives us clearance, we'll begin to launch our E-commerce strategy and have that available for consumers as well, as well as getting to the brick and mortar.

Kevin Dede

So, you need FDA clearance to do topicals on E-commerce? Is that site built already?

Ricky Wright

No, we're building the site. Again, I go back to-- I don't want to spend a lot of money driving traffic to a topical site, when in fact, they're going to come and see that we don't have any ingestibles. To me, based on the marketing people that I've talked to, that would be counterproductive. We will launch our topicals strictly in brick and mortar initially.

Kevin Dede

Oh, got you. Got you. Okay. All right. So that's good color. Thanks. Would you mind touching a little bit on the sequential growth? I have to tell you, Ricky, I was expecting to see a little bit bigger of an increase given-- you know, higher temperatures that you'd expect in a September quarter and people's interest in maybe wanting to rehydrate. So, could you just touch on maybe why we saw sequential growth, perhaps, maybe a little bit lower than what I was thinking?

Ricky Wright

Yes, sure. I mean, that's-- I don't remember where our sequential growth was, it was slightly below what it was in a prior years. But, again, we're a little bit more mature brand in some of our markets. And candidly, I was hoping that I'd get a little bit of love from the-- a little bit more love. We got a little bit of love from our flavored, but I was hoping for a little bit more love in our flavored than we got to kind of push some of that growth. And we are just beginning to see some of the reorders on the convenience store. So, we just got a little behind on our store count, some of that 60,000 we're talking about are more recent additions.

And so, we just got a little behind on our store count, but Kevin, if you look what we're doing compared to the rest of the business and where we are relative to our peers, I'm like tickled pink. I guess, that's probably not a great word for CEO to use, but I'm absolutely thrilled with the progress that we're doing in our year-over-year and pull through in our organic growth. I mean, I couldn't ask for a better brand. We really have some best brand loyalty in the entire world and I think that's a little bit of a store count issue for us and we didn't hit the Northeast as hard as I had hoped.

Kevin Dede

Okay. Well, you rattled through a bunch of Nielsen numbers in the beginning part of your prepared remarks. Are you going to make that data available perhaps on your website?

Ricky Wright

You know, that's a good question. I will actually figure that out in terms of what restrictions-- you know, that's paid for data. So, I'm not sure that Nielsen necessarily wants to be to make that all public. I'm certain that we can put that out there in terms of our own brand and maybe have some no names. I'm just going to have to check on that. That's more of a legal question and I'm prepared to answer right now.

Kevin Dede

Fair enough, thanks. Can you dive in a little bit on the ad spend? My numbers didn't quite add up to the ones that Ron talked to. I got $4.8 million and he talked to $4.7 million. Maybe that's non-cash charges. Just kind of looking to tear that onion open a little bit. I'm curious to know what you're spending on print, and what you've seen in digital, and what sort of feedback you've gotten.

Ricky Wright

I'm going to turn that over to Ron. Wait 30 seconds, because you're going to have to repeat that Kevin. I'm sorry, because I took us off a speaker. Let me see if the speaker works still again.

Kevin Dede

Sorry, Ricky. Thanks.

Ricky Wright

I'm just going to pass the phone-- Kevin, I'm just going to pass the phone, because unfortunately, we're a little bit afraid that we got a bunch of non-geeks here. So, we're afraid we'll shut the dang thing down. So, hang on, I'm just going to give you, Ron.

Ron DeVella

Hey, Kevin. How are you doing?

Kevin Dede

I'm great. Thank you for talking to me, Ron. Really appreciate it. Just curious about your ad spend, $4.8 million came up in the published numbers, you talked to $4.7 million. I want to reconcile that difference and I was hoping you could dive in a little bit on print versus digital, how that's changed, and what sort of a feedback you're getting? And where you think those numbers go going forward?

Ron DeVella

The $4.8 million is the correct number. That number I had earlier was a little earlier in the process. But most of that is freight and promotional expenses, and then we've got our ad-- our Van program in there, E.A. Berg, and then some marketing dollars. But to-date, we haven't really spent much in the way of print advertising that you would see out there in the marketplace. We've done a lot of digital analysis, but we haven't really spent any, any money on advertising per se in your traditional advertising. Although, we have to spent some money on brand awareness and media, but not your traditional advertising.

Kevin Dede

Okay. Can you be more specific about brand awareness and media?

Ron DeVella

Yes, sure. We-- it's in our professional fees. So, we've spent about-- this quarter about $1.3 million, which includes some legal as well for NASDAQ and the Aqua deal. So, we're working on some articles and other media just to promote the brand. It's in development and it's out on some websites.

Kevin Dede

Okay. Last question for me, Ron, because I'm sure people are getting anxious. Would you mind talking to EBITDA at all? I think, I'm used to seeing your calculations in a press release, but this time around, you didn't include those numbers. So, I'm wondering, I mean, it's not too hard to go and figure it out, but I'd much rather come up with numbers that you'd have.

Ron DeVella

Yes. I mean, if you look at EBITDA, it's-- we have a depreciation of about $500,000 and interest of about $200,000. So, if you add 700 back to the net loss, you'll get your EBITDA numbers. So, it's about $7.2--

Kevin Dede

--Okay. Okay. Thanks very much, Ron, and thank, Ricky, for answering.

Ron DeVella

Thanks very much. You're welcome.

Operator

Thank you. We have no additional questions at this time. I'd like to pass the floor back over to management for any additional concluding comments.

Ricky Wright

Thank you very much, everyone. I appreciate the time today that everyone spent with us. We have a great thing going here. I feel really, really good about the merger. We think that we've got everything we thought was possible. We think we're going to see to fruition. And I just want to thank my management team and the shareholders for having faith and working so hard to make this a great company. I appreciate it. Have a great day, everyone.

Operator

Ladies and gentlemen, this does conclude today's teleconference. Once again, we thank you for your participation and you may disconnect your lines at this time.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction (the "Transaction") between Alkaline and AQUAhydrate, Inc. ("AQUAhydrate"), on November 8, 2019, Alkaline filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 of Alkaline, which included a preliminary joint proxy statement of Alkaline and AQUAhydrate that also constitutes a prospectus of Alkaline. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to stockholders of Alkaline and AQUAhydrate. INVESTORS AND SECURITY HOLDERS OF ALKALINE AND AQUAHYDRATE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Alkaline through the website maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Alkaline, AQUAhydrate, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Alkaline is set forth in its Annual Report on Form 10-K for the year ended March 31, 2019, which was filed with the SEC on July 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and other relevant materials filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov.

Notice Regarding Forward-Looking Statements

This communication contains "forward-looking statements." Statements in this communication that are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among other things, the following: that continued execution of the plan will allow Alkaline to continue to deliver top line growth in-line with the past five years; that some of Alkaline's leading initiatives are to expand into convenience stores, grow Alkaline's Northeast retail presence, extend Alkaline's brand at the flavored water, establish and grow Alkaline's brand into new classes of trade, and further develop Alkaline's CBD product portfolio; Alkaline's belief that C-store channel will be an early adopter of Alkaline's A88 CBD-infused product lines once Alkaline has cleared FDA guidance for the ingestibles; that Alkaline expects to potentially add an additional seven to 10,000 stores by the end of the fiscal year in the East and Northeast, which will include expansion into new classes of trade; that Alkaline expects to begin appearing on more and more shelves of major retailers between now and the end of our fiscal year; that Alkaline has ample production capabilities to support up to $40-million-dollars of wholesale sales by the end of this fiscal year; that Alkaline will be introducing two new flavors, peach-mango and lemon-lime to its flavored-infused product line this month; that Alkaline should beging to see an impact on the significant higher dollar margins from Alkaline's flavored-infused water in the first six months of fiscal 2021; that consumer's demand for canned beverages is estimated to reach approximately $60 billion by 2024; that Alkaline believes its project extension relating to the canned beverages will complement its C-store strategy, providing consumers with additional choices and emulate sustainability trends around plastic pollution; that Alkaline looks forward to seeing its efforts to play out with the growth of its national footprint and thriving base of loyal customers, which serve as a major competitive advantage in a crowded field of niche players; the projection of the total CBD market to be greater than $20 billion by 2024; that Alkaline believes its existing retailer clients present a significant opportunity for Alkaline88 as a safe and trusted brand with a national footprint and Alkaline expects to enjoy first mover advantage in the large hyper-growth CBD industry; that Alkaline's customers have plans on placing the orders when CBD-infused ingestibles are legally permitted to be sold; that Alkaline's e-commerce portal for Alkaline's CBD products will serve as a one-stop shop for online buyers; that the acquisition of AQUAhydrate provides Alkaline a compelling opportunity to position the combined company as a leader in the multi-billion dollar segments, which include premium water, functional and wellness, and the CBD markets; that the acquisition of AQUAhydrate can potentially accelerate Alkaline's existing strategy and strategic actions as highlighted earlier on the call and create new areas of growth for the combined companies; that Alkaline expects to develop innovative and premium products for Alkaline's brand and AQUAhydrate's brand cachet, which include a premium extension of the topical brands, of all the natural flavors, and CBD-infused water, along with other CBD-infused products that fit the active performance-based lifestyle; that Alkaline's branding and marketing efforts will be boosted given their A-list of celebrity investors and influencers who have committed to promoting the products of the combined companies;

that given AQUAhydrate's extensive DSD network and East coast presence, Alkaline expects to accelerate its convenience store strategy and almost immediately improve its national footprint; that Alkaline is looking forward to creating an industry powerhouse that can efficiently capitalize on strong markets, the dynamics of value-added functional waters, and the nascent and rapid growth of the CBD industry; that Alkaline believes Alkaline's media strategy will increase awareness in its brand and continue to build loyalty among its targeted consumers; that Alkaline expects a full launch of its rebranding efforts by the end of its fiscal year; that Alkaline believes that it is well position to drive long-term shareholder valuation creation; that Alkaline believes that its strategic actions will create strong growth for the balance of its fiscal 2020 and beyond; that Alkaline believes that between the cash on hand as of September 30, 2019 and Alkaline'sr credit line, it will have enough cash through at least September 30, 2020; that Alkaline's full year revenue guidance for Alkaline's fiscal year 2020 remains unchanged and Alkaline expects to deliver revenue of approximately $46-$50 million with estimated gross margin of approximately $18-$20 million; that Alkaline expects its flavored-infused water to contribute about $3-$4 million toward Alkaline's fiscal 2020 revenue goals; that in Alkaline's fiscal 2021, Alkaline fully expects that Alkaline will become one of the prominent leaders in the enhanced beverage category dominating both the premium and ultra-premium space; that once FDA has given full guidance and clearance for CBD-ingestible products, Alkaline's retail partners and customer base will have almost immediate access to Alkaline's suite of superior cannabinoid based offerings at both brick and mortar and e-commerce and Alkaline will become a thought leader and a product development leader in this space; that all of Alkaline's new brand extensions will have a higher dollar margin than the flagship brand, allowing Alkaline to drive towards profitability in 2021; that Alkaline sees tremendous opportunities ahead for Alkaline's flagship brand and product extension; that the acquisition of AQUAhydrate would get closed in Alkaline's third quarter or fourth quarter; that Alkaline will have a complete full-scale production of its topicals by the end of January, probably the first two weeks in January; that so as soon as the major retailers get the clearance from the FDA, they will begin to order some of Alkaline's product and Alkaline will be able to supply it; that Alkaline will have slightly higher margins from the topics and some of the ingestibles and the statements relating to the cash margins for those products; that Alkaline expects that spending to be decreasing going forward; that there shouldn't be a too much in terms of G&A changes relating to the AQUAhydrate acquisition; that Alkaline anticipates being able to take out a certain percentage of the SG&A as an overall company as a result of some of the-- some of the economies of scales that Alkaline will be able to achieve having both companies approach vendors and some of supply chains, particularly at logistics costs and Alkaline sees some of that coming down at least on their side and combined basis, Alkaline is hoping to pick up 2% or 3%; that Alkaline anticipates the gross margin improvement; that Alkaline will begin to see the fruits of that labor sometime between now and the end of the calendar year and Alkaline believes that it will see success in the range of 7,000 to 10,000 stores for sure, but it could greatly exceed that; that Alkaline feels very good about setting up for next year's fiscal year in terms of having a lot more doors to sell into with its flagship product and its flavor-infused; that Alkaline sees the ability to piggyback off of AQUAhydrate's strength in the Northeast and expansion will occur; that Alkaline will be in excess of probably 80,000 doors across the country; that as soon as the product becomes available vis-à-vis the FDA, Alkaline will almost immediately begin shipping and as they fill out their sets, Alkaline believes that it will be in a lot of major retailers across the country; that Alkaline believes that it should have something relating to CBD from FDA by the first quarter of next year; that Alkaline will have about $2 million worth of production, completed by the end of December; that by the end of Alkaline's fiscal year at the end of March, Alkaline will have production of approximately $5 or $6 million worth of wholesale product; that Alkaline is on a hit ratio of someplace over 50% with respect the flavor-infused products; that Alkaline anticipates $3 or $4 million that that first quarter in terms of overall impact; Alkaline's goal to get up to $40 million worth of wholesale production done by and be ready for next year and related statements about the cash margin, which is almost double of Alkaline's current margins in terms of cash dollars; Alkaline's plan to develop an aggressive and a robust e-commerce strategy around the CBD products; that Alkaline sees that rolling out CBD ingestibles as early as January of next year; that as soon as the FDA gives Alkaline clearance, Alkaline will begin to launch its E-commerce strategy and have that available for consumers as well, as well as getting to the brick and motor; and that Alkaline will launch its topics strictly in brick and mortar initially;

The material assumptions supporting these forward-looking statements include, among others, that the demand for Alkaline's and AQUAhydrate's products will continue to significantly grow; that the past production capacity of Alkaline's and AQUAhydrate's co-packing facilities can be maintained or increased; that Alkaline will receive all necessary regulatory approvals for the production and sale of CBD infused products; that there will be increased production capacity through implementation of new production facilities, new co-packers, and new technology; the popularity of AQUAhydrate's high profile investors and board members will be maintained or continue to grow; that there will be an increase in number of products available for sale to retailers and consumers; that institutional and retail investors and media organizations will be attracted to Alkaline and AQUAhydrate; that there will be an expansion in geographical areas by national retailers carrying Alkaline's and AQUAhydrate's products; that there will be continued expansion into new national and regional grocery retailers; that there will be an expansion into new e-commerce, home delivery, convenience, and healthy food channels; that there will not be interruptions on production of Alkaline's or AQUAhydrate's products; that there will not be a recall of products due to unintended contamination or other adverse events relating to Alkaline's products; and that Alkaline and AQUAhydrate will be able to obtain additional capital to meet Alkaline's and AQUAhydrate's growing demand and satisfy the capital expenditure requirements needed to increase production and support sales activity. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, governmental regulations being implemented regarding the production and sale of alkaline water or any other products, including products containing CBD; the fact that consumers may not embrace and purchase any of Alkaline's CBD infused products; the fact that Alkaline may not be permitted by the

FDA or other regulatory authority to market or sell any of its CBD infused products;  Alkaline and AQUAhydrate being unable to realize the anticipated synergies from the Transaction; Alkaline or AQUAhydrate not receiving the requisite approvals for the Transaction; the fact that consumers may not embrace and purchase any of Alkaline's or AQUAhydrate's infused water products; additional competitors selling alkaline water and enhanced water products in bulk containers, reducing Alkaline's and AQUAhydrate's sales; the fact that Alkaline and AQUAhydrate do not own or operate any of their production facilities and that co-packers may not renew current agreements and/or not satisfy increased production quotas; the fact that Alkaline and AQUAhydrate have a limited number of suppliers of its unique bulk bottles; the potential for supply-chain interruption due to factors beyond Alkaline's and AQUAhydrate's control; the fact that there may be a recall of products due to unintended contamination; the inherent uncertainties associated with operating as an early-stage company; the inherent uncertainties with mergers, acquisitions and other business combinations; changes in customer demand and the fact that consumers may not embrace enhanced water products as expected or at all; the extent to which Alkaline and AQUAhydrate are successful in gaining new long-term relationships with new retailers and retaining existing relationships with retailers; the unexpected illness or other incapacity of any of AQUAhydrate's high profile investors subject to endorsement agreements with AQUAhydrate or Alkaline;  Alkaline's and AQUAhydrate's ability to raise the additional funding that they will need to continue to pursue their business, planned capital expansion and sales activity; competition in the industry in which Alkaline and AQUAhydrate operate; and market conditions. These forward-looking statements are made as of the date of this communication, and Alkaline assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by applicable law, including the securities laws of the United States and Canada. Although Alkaline believes that any beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance that any such beliefs, plans, expectations or intentions will prove to be accurate. Readers should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in the reports and other documents Alkaline files with the SEC, available at www.sec.gov, and on the SEDAR, available at www.sedar.com.

This communication contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the combined company's pro forma results of operations, including revenue, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraphs. FOFI contained in this communication was made as of the date of this communication and was provided for the purpose of providing further information about Alkaline's future business operations. Alkaline disclaims any intention or obligation to update or revise any FOFI contained in this communication, whether as a result of new information, future events or otherwise, except as required by law. Investors are cautioned that the FOFI contained in this communication should not be used for purposes other than for which it is disclosed herein.

Alkaline's forecasted revenue is based on Alkaline's expectation that revenue growth will remain consistent for fiscal year 2020, significant sales growth will continue in Southern California, and significant orders will be received from the national-retailers and east coast grocery chains, which have only recently started selling Alkaline's products. In addition, Alkaline assumes that it will continue to be able to add co-packing plants and production capacity to satisfy customer demand. As Alkaline's sale cycle is an average of 14 days, a slowdown of the growth in any of the areas set forth above during fiscal 2020 or other events could cause actual results to vary materially from this forecast. In addition, sales growth, which may have a significant impact on quarterly and annual revenue, is difficult to predict. Alkaline's forecasted revenue is based on Alkaline's core and new flavor product lines and does not include any sales of Alkaline's CBD infused product.